UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-14517

TEXAS REGIONAL BANCSHARES, INC.

AMENDED AND RESTATED

EMPLOYEE STOCK OWNERSHIP PLAN

(with 401(k) provisions)

(Exact name of registrant as specified in its charter)

3900 North 10th Street, 11th Floor, McAllen, TX  78501  (956) 631-5400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934 Texas Regional Banshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TEXAS REGIONAL BANCSHARES, INC. AMENDED AND RESTATED EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

Date:	November 27, 2006	By:	/s/ G.E. Roney
Glen E. Roney Trustee